ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

NEWS RELEASE

RECEIVED
2008 APR 16 P 12: 16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: April 2, 2008

ALTAI 'S SOREL-TROIS RIVIERES OIL & GAS PROPERTY, ST. LAWRENCE LOWLANDS, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" or "Company") reports that there is currently no material change in the Company. However the Company will soon be releasing a press release on its Sorel-Trois Rivieres oil and gas property of 282,317 acres at the St. Lawrence Lowlands, Quebec explaining the potential of our property in relation to the recent developments in the Utica Shale in the adjacent properties and the region.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO
Suite 501, 1880 O'Connor Drive, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

\- 30 -

ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

NEWS RELEASE

Date: April 2, 2008

ALTAI ANNOUNCES A COMMON SHARE PRIVATE PLACEMENT

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" or "Company") is pleased to announce a private placement of up to one million and two hundred thousand share units at $0.40 per unit will be made by two investors. The transaction is subject to the approval of Altai's Board and the TSX Venture Exchange.

Each unit comprises of one Altai common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.60 per share within 24 months from the date of the closing of the private placement.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO
Suite 501, 1880 O'Connor Drive, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

- 30 -

ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

NEWS RELEASE

Date: April 2, 2008

ALTAI ANNOUNCES A SECOND PRIVATE PLACEMENT OF $2.8 MILLION

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" or "Company") is pleased to announce a private placement of seven million share units at $0.40 per unit with Sprott Asset Management Inc. and MMCAP International Inc/SPC. The transaction is subject to the approval of Altai board of directors and the TSX Venture Exchange.

Each unit comprises of one Altai common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.65 per share within 24 months from the date of the closing of the private placement.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO
Suite 501, 1880 O'Connor Drive, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

– 30 –

END